Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Airport City, Israel, April 6, 2025 – Crow Technologies 1977 Ltd. announced that the Board of Directors approved a cash dividend in the amount of USD 1.25 per share totaling USD 5,465,337.

Under Israeli tax laws and regulations, since the dividend payment is made from the various Company's sources of earnings, including "tax exempt profits" and “preferential income”, the dividend rate above is subject to a withholding tax of 16.9%.

The dividend (net of the withholding tax) will be paid to shareholders of record as of April 16, 2025. The Company will pay the dividend out on May 14, 2025.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans and is able to meet its undertakings when due.

The audited consolidated financial statements for the year ended December 31, 2024 may be viewed at Company's website at www.thecrowgroup.com.